                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 4


                                  Calton, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)


                                   131380206
                   -----------------------------------------
                                 (CUSIP Number)



                            Hans-Linhard Reich, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                        --------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 12, 1998
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                                Page 1 of 9 pages

------------------------
CUSIP NO.
131380206
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [X]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        New York
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power
Shares
Beneficially                 0
Owned By            ----------------------------
Each                8.  Shared Voting Power
Reporting
Person With                  654,500
                    ----------------------------
                    9.  Sole Dispositive Power

                             0
                    ----------------------------
                    10. Shared Dispositive Power

                             654,500
                    ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          654,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          2.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
--------------------------------------------------------------------------------



                                Page 2 of 9 pages

------------------------
CUSIP NO.
131380206
------------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

        AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares
Beneficially                0
Owned By           -----------------------------
Each               8.  Shared Voting Power
Reporting
Person With                 654,500
                   -----------------------------
                   9.  Sole Dispositive Power

                            0
                   -----------------------------
                   10. Shared Dispositive Power

                            654,500
                   -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          654,500
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          2.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
--------------------------------------------------------------------------------



                                Page 3 of 9 pages

                              AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                                  CALTON, INC.


     Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with Goldman Sachs, the "Filing Persons")/1/ hereby amend the statement on Schedule 13D filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Calton, Inc., a New Jersey corporation (the "Company"), as most recently amended by Amendment No. 3 thereto filed May 5, 1995 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 4 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons which change was as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company in its most recent Quarterly Report on Form 10-Q for the quarter ended August 31, 1998 (the "Company's 10-Q"), relative to the number of shares of Common Stock reported to be outstanding by the Company in its Quarterly Report on Form 10-Q for the quarter ended February 28, 1995, and by a decrease in the number of shares of Common Stock held by Goldman Sachs. As of October 12, 1998, as a result of the foregoing, the Filing Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Company.

------------------
/1/Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                                Page 4 of 9 pages

Item 1 is hereby amended and restated as follows:

Item 1.  Security and Issuer
         -------------------

     This Amendment No. 4 to the Statement on Schedule 13D relates to the Common Stock of the Company.

     The principal executive offices of the Company are located at 500 Craig Road, Manalapan, New Jersey 07726-8790.


Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background
         -----------------------

     As of October 16, 1998, Goldman Sachs beneficially owned, and GS Group may be deemed to have beneficially owned, 654,500 shares of Common Stock through Goldman Sachs.

     Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each of Goldman Sachs, GS Group, GS Corp. and GS L.L.C. is 85 Broad Street, New York, New York 10004.

     The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committee of GS Corp. and GS L.L.C. and of each member of the executive committee of GS Group and Goldman Sachs are set forth in in the amended Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Schedule IV hereto sets forth transactions in the Common Stock which have been effected during the period from August 13, 1998 through October 16, 1998. There were no shares of Common Stock purchased by the Filing Persons during this period.



                               Page 5 of 9 pages

Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of October 16, 1998, Goldman Sachs beneficially owned, and GS Group may be deemed to have beneficially owned, an aggregate of 654,500 shares of Common Stock, representing in the aggregate approximately 2.4% of the Common Stock reported to be outstanding as of September 30, 1998 in the Company's 10-Q.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock as of October 16, 1998 other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from August 13, 1998 through October 16, 1998. The transactions in the Common Stock, described in Schedule IV, were effected by Goldman Sachs on the American Stock Exchange.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto, during the period from August 13, 1998 through October 16, 1998.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

     (e) As of October 16, 1998, each of the Filing Persons had ceased to be the beneficial owner of more than five percent of the Common Stock.



                                Page 6 of 9 pages

                                     SIGNATURE
                                     ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 19, 1998



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    THE GOLDMAN SACHS GROUP, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                Page 7 of 9 pages


                                                     SCHEDULE I
                                                     ----------


                  The name of each  director of The Goldman  Sachs  Corporation  and The Goldman,  Sachs &
         Co. L.L.C. and of each member of the executive  committees of The Goldman Sachs Corporation,  The
         Goldman Sachs & Co. L.L.C.,  The Goldman Sachs Group, L.P. and Goldman,  Sachs & Co. is set forth below.

                  The  business address of each person listed  below except  John L. Thornton  is 85 Broad
         Street, New York, NY 10004.  The business address of John L. Thornton is 133 Fleet Street, London
         EC4A 2BB,  England.  Each  person  is a  citizen  of the  United States of America.  The  present principal  occupation or employment of each  of the listed  persons is as a managing  director of
         Goldman, Sachs & Co. or another  Goldman Sachs  operating entity and as a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton



                                                Page 8 of 9 pages


                                  SCHEDULE IV
                                   -----------
                                  Calton, Inc.
                               Cusip No. 131380206

    Purchases       Sales         Price        Trade Date   Settlement Date
--------------------------------------------------------------------------------
                   60,300          7/8          2-Oct-98       7-Oct-98
                  100,000          7/8          2-Oct-98       7-Oct-98
                   54,800        13/16          7-Oct-98      13-Oct-98
                   50,000          3/4         12-Oct-98      15-Oct-98
                   50,000          3/4         13-Oct-98      16-Oct-98
                   50,000          3/4         13-Oct-98      16-Oct-98
                   10,000          3/4         14-Oct-98      19-Oct-98
                  315,000          3/4         15-Oct-98      20-Oct-98



                                Page 9 of 9 pages